FY2008 First Quarter Consolidated Financial Results
                      (April 1, 2007 through June 30, 2007)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document


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                                                                               August 3, 2007

Company name                                         : Toyota Motor Corporation
Stock Exchanges on which the shares are listed       : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                       Stock Exchanges in Japan
Code number                                          : 7203
URL                                                  : http://www.toyota.co.jp
Representative                                       : Katsuaki Watanabe, President
Contact person                                       : Takuo Sasaki, General Manager, Accounting Division
                                                       Tel. (0565) 28-2121


                                                                            (Amounts are rounded to the nearest million yen)

1. Consolidated results for FY2008 first quarter (April 1, 2007 through June 30, 2007)

  (1) Consolidated financial results                                                (% of change from previous first quarter)
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                                                                                              Income before income taxes,
                                    Net revenues                  Operating income          minority interest and equity in
                                                                                           earnings of affiliated companies
-----------------------------------------------------------------------------------------------------------------------------
                             Million yen         %            Million yen               %      Million yen                %
FY2008 first quarter           6,522,637           (15.7)         675,427          (31.8)          739,040           (33.2)
FY2007 first quarter           5,638,112           (13.2)         512,419          (26.5)          554,648           (31.5)

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FY2007                        23,948,091                        2,238,683                        2,382,516
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                                     Net income                 Net income per share             Net income per share
                                                                       - Basic                         - Diluted
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                             Million yen                %                             Yen                               Yen
FY2008 first quarter             491,541           (32.3)                          153.98                            153.89
FY2007 first quarter             371,504           (39.2)                          115.21                            115.16
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FY2007                         1,644,032                                           512.09                            511.80
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  (2) Consolidated financial position
-----------------------------------------------------------------------------------------------------------------------------
                               Total assets         Shareholders' equity           Ratio of           Shareholders' equity
                                                                             shareholders' equity          per share
-----------------------------------------------------------------------------------------------------------------------------
                                     Million yen              Million yen                        %                      Yen
FY2008 first quarter                  34,184,734               12,285,257                     35.9                 3,851.95
FY2007 first quarter                  28,743,348               10,452,892                     36.4                 3,250.47
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FY2007                                32,574,779               11,836,092                     36.3                 3,701.17
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2. Forecast of consolidated  results for FY2008 (April 1, 2007 through March 31, 2008)

                                                                                             (% of change from previous year)
-----------------------------------------------------------------------------------------------------------------------------
                                                                             Income before income
                                                                               taxes, minority
                               Net revenues           Operating income      interest and equity in         Net income
                                                                            earnings of affiliated
                                                                                  companies
-----------------------------------------------------------------------------------------------------------------------------
                                Million yen %            Million yen %           Million yen %            Million yen %
FY2008                        25,000,000 (4.4)          2,250,000 (0.5)         2,400,000 (0.7)          1,650,000 (0.4)
-----------------------------------------------------------------------------------------------------------------------------

Figures in the above forecast of  consolidated  results have not changed from those disclosed on May 9, 2007.
Forecast of net income per share - Basic (FY2008): 517.34 Yen

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Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.